Exhibit 99

                                                   FOR IMMEDIATE RELEASE


                   FURNITURE BRANDS INTERNATIONAL ANNOUNCES REFINANCING
                     TO ANNUALLY SAVE $0.05 - $0.06 PER COMMON SHARE
                   ----------------------------------------------------


          St. Louis, July 30, 1996 - - Furniture Brands International (NYSE:FBN) announced that, as a result of its strong operating performance and significant debt reduction during the first half of 1996, the company has executed a commitment letter with the agent banks under its existing secured credit agreement which will result in substantial reductions in interest expense. This refinancing, which is subject to various conditions, is scheduled to be finalized by the end of September.

          The new secured credit agreement will be structured as a five-year, reducing revolving credit facility with an initial commitment totaling $475 million. The company's agent banks, Bankers Trust Company, NationsBank and Credit Lyonnais, will provide the facility in conjunction with a syndicate of lending institutions. The terms of the new secured credit agreement will provide the company with increased financial flexibility as well as lower interest rates which are expected to favorably impact annual results of operations by $0.05 - $0.06 per common share.





                                                          Exhibit 99

                                               FOR IMMEDIATE RELEASE




                      FURNITURE BRANDS INTERNATIONAL AUTHORIZES
                       UP TO $30 MILLION IN EQUITY REPURCHASES
                      -----------------------------------------


          St. Louis, July 30, 1996 - - Furniture Brands International (NYSE:FBN) announced today that its Board of Directors has authorized repurchases of outstanding common stock and Series 1 Warrants of the company in a total amount up to $30 million over the next 12 months, subject to certain restrictions in the company's secured credit agreement. The timing and amounts purchased will depend upon market conditions. Repurchases may be effected from time to time in the open market or in negotiated transactions.

          The company recently completed the redemption of its Series 2 Warrants, generating net cash proceeds of approximately $9 million.  In addition, the company has executed a commitment letter with its agent banks to refinance its secured credit agreement which, among other benefits, will allow for the equity repurchases. At June 30, 1996, the company had outstanding approximately 61.4 million shares of common stock and approximately 5.2 million Series 1 Warrants to purchase
          additional shares of common stock at $7.13 per share.  These warrants are redeemable as of August 3, 1997, subject to the
          average market price of the common stock prior to that date.